NEWS RELEASE

BIOFUEL ENERGY REPORTS FIRST QUARTER 2013 RESULTS

DENVER, COLORADO – MAY 14, 2013 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its first quarter 2013 results. For the quarter ended March 31, 2013, the net loss was $5.3 million on revenues of $89.0 million, compared with a net loss of $11.1 million on revenues of $139.4 million for the quarter ended March 31, 2012. For the quarter ended March 31, 2013, the net loss attributable to common stockholders was $4.6 million, or $0.87 per share, while for the three months ended March 31, 2012 the net loss attributable to common stockholders was $9.4 million, or $1.83 per share.

For the quarter ended March 31, 2013, the Company’s operating loss was $4.9 million, which resulted from $90.9 million in cost of goods sold and $3.0 million in general and administrative expenses. During the first quarter of 2013, the Company also had $1.5 million of other income while incurring $1.9 million in interest expense, which resulted in a net loss of $5.3 million. For the same period of 2012, our operating loss was $9.3 million, which resulted from $145.9 million in cost of goods sold and $2.7 million in general and administrative expenses. The Company also had $1.8 million of interest expense in the first quarter of 2012, which resulted in a net loss of $11.1 million. At March 31, 2013, the Company had $9.6 million of cash and cash equivalents, of which $8.3 million was held at the parent and $1.3 million was held at the operating subsidiaries.

This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt.

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Contact:	Kelly G. Maguire	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 • www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended March 31,
Summary Income Statement	2013	2012
Net Sales	$89,041	$139,413
Cost of good sold	90,912	145,933
Gross loss	(1,871)	(6,520)
General and administrative expenses:
Compensation expense	1,310	1,804
Other	1,721	931
Operating loss	(4,902)	(9,255)
Other income	1,459	-
Interest expense	(1,885)	(1,838)
Net loss	(5,328)	(11,093)
Less: Net loss attributable to the noncontrolling interest	693	1,685
Net loss attributable to BioFuel Energy Corp. common stockholders	$(4,635)	$(9,408)

Loss per share-basic and diluted attributable to BioFuel Energy Corp. common stockholders	$(0.87)	$(1.83)

Weighted average shares outstanding-basic and diluted	5,308	5,140

Additional Operational Data
Ethanol sold (gallons, in thousands)	27,573.4	51,970.9
Dry distillers grain sold (tons, in thousands)	8.9	54.0
Wet distillers grain sold (tons, in thousands)	204.6	251.4
Corn oil sold (pounds, in thousands)	7,410.0	6,842.0
Corn ground (bushels, in thousands)	9,758.8	18,855.6

	March 31,	December 31,
Summary Balance Sheet	2013	2012

Cash and cash equivalents	$9,615	$9,323
Accounts receivable	15,546	9,256
Inventories	12,040	13,443
Deposits	3,074	3,074
Prepaid expenses	954	882
Other current assets	23	78
Property, plant and equipment, net	203,299	209,645
Debt issuance costs, net	1,490	1,739
Other non-current assets	2,983	2,983
Total assets	$249,024	$250,423

Total current liabilities	$188,936	$185,171
Long-term debt, net of current portion	2,766	2,795
Tax increment financing, net of current portion	4,275	4,275
Other non-current liabilities	3,006	3,072
Total liabilities	198,983	195,313

BioFuel Energy Corp. stockholders' equity	51,854	56,230
Noncontrolling interest	(1,813)	(1,120)
Total equity	50,041	55,110
Total liabilities and equity	$249,024	$250,423

	Three Months Ended March 31,
Reconciliation of Net Loss to EBITDA	2013	2012
Net loss	$(5,328)	$(11,093)
Interest expense	1,885	1,838
Depreciation and amortization expense included in cost of goods sold	6,580	6,530
Depreciation and amortization expense included in G&A expenses	261	267
EBITDA	$3,398	$(2,458)

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 • www.bfenergy.com